UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

 980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 22 July 2019, London UK - LSE Announcement

PRESS RELEASE
ViiV Healthcare presents positive 96-week data from phase III study of investigational fostemsavir in heavily treatment-experienced patients with HIV at IAS 2019
Week 96 data from the BRIGHTE study of first-in-class fostemsavir continue to show improvement in virologic suppression and immunologic response

London, UK, 22 July 2019 - ViiV Healthcare, the global specialist HIV company majority owned by GSK, with Pfizer Inc. and Shionogi Limited as shareholders, today announced positive Week 96 results from the phase III BRIGHTE study of investigational fostemsavir in heavily treatment-experienced adults with HIV-1 infection.

The BRIGHTE study is a two-cohort (randomised and non-randomised), phase III clinical trial evaluating the safety and efficacy of fostemsavir, a first-in-class attachment inhibitor, used in combination with optimized background treatment (OBT) after Day 8. In the randomised cohort, rates of virologic suppression and immunologic response increased from Week 48 to Week 96 in this difficult-to-treat population with multidrug resistant HIV-1.[1] These findings were presented today at the 10th International AIDS Society Conference of HIV Science (IAS 2019) in Mexico City.

Kimberly Smith, M.D., Head of Global Research & Medical Strategy at ViiV Healthcare, said: "People living with HIV who are heavily treatment-experienced have few options available to them due to the complexities of resistance, safety, tolerability, contraindications and prior treatment failure. We believe searching for new ways to prevent the virus from replicating is important, especially for those who develop resistance to their treatment regimens, and the findings from BRIGHTE reinforce fostemsavir as a potential treatment option for these individuals. We look forward to completing the necessary regulatory approval process to make this promising therapy available to the people living with HIV who need it."

At Week 96, 60% of patients receiving fostemsavir plus OBT in the randomised cohort (n=163/272) achieved virologic suppression (HIV-1 RNA <40 copies per millilitre [c/mL]), an increase of 6% from Week 48 results. Patients in the randomised cohort showed continued immunologic improvement through Week 96 as demonstrated by an increase in CD4+ T-cell counts (mean change from baseline of +205 cells per microliter [cells/µL], a mean increase of 66 cells/µL from Week 48). In the randomised cohort at Week 96, 67% of patients with a baseline CD4 <200 cells/µL increased to a CD4 ≥200 cells/µL, and 56% of patients with a baseline CD4 <50 cells/µL increased to a CD4 ≥200 cells/µL.1

Through Week 96, almost all patients who received fostemsavir experienced at least one adverse event (AE), the most common of which were nausea, diarrhoea and headache, respectively. At least one serious adverse event (SAE) was experienced by 38% of the total treated patients, the most common of which were attributed to infections or infestations. In total, 3% of SAEs were related to the study medication with few SAEs (1%) leading to discontinuation of study medication.

Of the 29 deaths reported by Week 96, seven were AIDS-related and 11 were acute infections, six were non-AIDS-related malignancies and the remaining five were due to other conditions. Twenty-three (23) of the 29 deaths (79%) occurred in patients with baseline CD4+ T-cell counts <50 cells/ mm3. The median baseline CD4+ T-cell counts for all patients who died was 11 cells/mm3.1

In addition to the Week 96 analysis, a pre-specified subgroup analysis across age, gender and race, among other factors, was also conducted and presented at IAS 2019. The findings from this analysis build upon those identified at Week 48 and showed comparable rates of virologic response in patients aged >50 years, females, or in patients who self-reported their race as "black" or "African American" compared to their respective counterparts through Week 96.[2]

The virologic response at Week 96 for the randomised cohort increased from Week 48 and was comparable across most subgroups, except those with well-established predictors of reduced response [high baseline viral loads (VL), low baseline CD4 count]. A higher percentage of participants with baseline CD4 counts < 20 cells/lL compared to ≥200 cells/lL had SAEs (46% vs. 27%) and deaths (8% vs. 3%). Importantly, immunologic improvements were comparable across all subgroups analysed, including a mean increase of 240 cells/lL in participants with baseline CD4 counts < 20 cells/lL.2

ViiV Healthcare plans to commence the submission of regulatory applications for fostemsavir, with the US New Drug Application (NDA), later this year.

About BRIGHTE
BRIGHTE (NCT02362503) is a two-cohort (randomised and non-randomised), phase III clinical trial evaluating the safety and efficacy of the HIV-1 attachment inhibitor fostemsavir in heavily treatment-experienced adults with HIV-1 infection. Three hundred seventy-one patients enrolled. All had documented resistance, intolerability, and/or contraindication to all antiretroviral (ARV) agents in at least four of the six available ARV classes.[3]

Patients in the randomised cohort had to have one but no more than two fully active ARV classes remaining at baseline and were unable to form a viable antiretroviral regimen out of their remaining agents. These patients were randomised 3:1 to add blinded fostemsavir or blinded placebo (n=272) to their current failing regimen for eight days of functional monotherapy. Patients without any remaining fully active approved ARVs (n=99) were assigned to the Non-Randomised Cohort and received open-label fostemsavir plus optimised background therapy on Day 1.3

The primary endpoint of the study was mean change in log10 HIV-1 RNA between Day 1 and Day 8 for the Randomised Cohort. Beyond the eight-day blinded period, all patients in the Randomised Cohort received open-label fostemsavir plus optimised background therapy (OBT). Key secondary endpoints include durability of response at Weeks 24, 48 and 96, as well as safety changes from baseline CD4+ cell counts, and emergence of viral resistance.3

About the patient population
Antiretroviral (ARV) medicines have significantly decreased mortality over the past 30 years; however, treatment failure and antiviral resistance remain a concern for heavily treatment-experienced patients and their providers. Failure of HIV medicines to control the virus can result in selected mutations resistant to one or more ARV medicines. Patient co-morbidities, tolerability and safety issues may further decrease the number of ARV therapies available to design effective treatment regimens for these heavily treatment-experienced patients. As a result, treatment options that address the complex needs of heavily treatment-experienced people living with HIV remain a significant unmet need.

About fostemsavir
Fostemsavir is an investigational prodrug of temsavir. Temsavir binds directly to the gp120 subunit within the HIV-1 envelope glycoprotein gp160 complex and prevents the initial interaction between the virus and cellular CD4 receptors, thereby preventing viral attachment to cellular CD4 receptors and entry into host cells. Temsavir is not approved by regulatory authorities anywhere in the world. Fostemsavir is being developed by ViiV Healthcare for the treatment of HIV-1-infected heavily treatment-experienced patients in combination with other antiretroviral (ARV) agents.

About ViiV Healthcare
ViiV Healthcare is a global specialist HIV company established in November 2009 by GlaxoSmithKline (LSE: GSK) and Pfizer (NYSE: PFE) dedicated to delivering advances in treatment and care for people living with HIV and for people who are at risk of becoming infected with HIV. Shionogi joined in October 2012. The company aims to take a deeper and broader interest in HIV/AIDS than any company has done before and take a new approach to deliver effective and innovative medicines for HIV treatment and prevention, as well as support communities affected by HIV.

For more information on the company, its management, portfolio, pipeline and commitment, please visit www.viivhealthcare.com.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2018.

ViiV Healthcare Media enquiries:	Melinda Stubbee	+1 919 491 0831
	Patricia O'Connor	+44 (0) 20 8047 5982
	Audrey Abernathy	+1 919 605 4521

GSK Global Media enquiries:	Simon Steel	+44 (0) 20 8047 5502
Analyst/Investor enquiries:	Kristen Neese Sarah Elton-Farr	+1 804 217 8147 +44 (0) 20 8047 5194
	Danielle Smith James Dodwell	+44 (0) 20 8047 0932 +44 (0) 20 8047 2406
	Jeff McLaughlin	+1 215 751 7002

References

[1] Lataillade M, Lalezari J, Aberg J, et al. Week 96 safety and efficacy of the novel HIV-1 attachment inhibitor prodrug fostemsavir in heavily treatment-experienced participants infected with multi-drug resistant HIV-1 (BRIGHTE Study). Presented at the 10th International AIDS Conference on HIV Science (IAS 2019), 21-24 July 2019, Mexico City, Mexico.
[2] Ackerman P, Aberg J, Molina JM, et al. A subgroup analysis of the Week 96 efficacy and safety results evaluating fostemsavir in heavily treatment experienced HIV-1 infected participants in the Phase 3 BRIGHTE study: results from the Randomized Cohort. Presented at the 10th International AIDS Conference on HIV Science (IAS 2019), 21-24 July 2019, Mexico City,
[3] Clinicaltrials.gov. Attachment Inhibitor Comparison in Heavily Treatment Experienced Patients. Available at: https://clinicaltrials.gov/ct2/show/NCT02362503. Accessed July 2019.

NOTE TO EDITORS: ViiV Healthcare will hold a press conference at IAS 2019 on Tuesday 23 July, 9:00 - 9:45 am CDT to preview abstracts to be presented during the conference. To register, please visit: http://bit.ly/IAS-ViiV

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: July 22, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc